UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

USA Opportunity Income One, Inc.

(Exact name of issuer as specified in its charter)

Puerto Rico	66-0985204
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

404 Ave Constitucion # 208 San Juan, Puerto Rico 00901
(Full mailing address of principal executive offices)

(800) 305-5310

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA of USA Opportunity Income One, Inc., a Puerto Rico corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated April 10, 2023, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1878379/000149315223011799/form253g2.htm).

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our”, “ours” or the “Company” refer to USA Opportunity Income One, Inc., a Puerto Rico corporation. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual report.

General

We are a newly formed internally managed company and to date our activities have involved the organization of our Company and preparing for and conducting the Offering, as such term is defined below. On August 3, 2021, the Company was formed under the name USA Opportunity Income Fund, Inc., as a Puerto Rican corporation and, on October 8, 2021, the Company issued 3,000 shares of its $0.01 per share par value common stock as founders shares in exchange for incorporation services provided to Dania Echemendia (1,000 shares), Andrew Murray (1,000 shares), and Richard Meruelo (1,000 shares). On January 26, 2022 the Company changed its name to USA Opportunity Income One, Inc.

Pursuant to an offering circular dated April 10, 2023 which was filed by the Company with the Securities and Exchange Commission pursuant to Rule 253(g)(2) and which can be viewed at https://www.sec.gov/Archives/edgar/data/1878379/000149315223011799/form253g2.htm, the Company is offering up to $75,000,000 (the “Offering”) of its “USA Real Estate Bonds” on a best efforts basis in increments of $1,000.00, in a “Tier 2 Offering” under Regulation A. For more information on the terms of USA Real Estate Bonds being offered, please see “Description of the USA Real Estate Bonds” beginning on page 63 of the Company’s offering circular. The USA Real Estate Bonds bear simple interest at (i) 7% per annum or (ii) 12% per annum, which will be payable on a monthly-basis (payable in arrears on the last day of each month and continuing on the last day of each month until the earlier of repayment, redemption or maturity).

We are an early-stage company which plans to implement our business model. Our business model is centered primarily around originating mortgages and other liens on and interests in real estate. We anticipate that (i) at least 80% of our assets will consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”), including, bridge senior secured money lending and mezzanine lending related to real estate and real estate development projects and (ii) not more than 20% of our total assets consist of assets that have no relationship to real estate, assets that have no relationship to real estate constituting no more than 20% of our assets, including, but not limited to, investing in preferred equity interests and up to 5% of the net proceeds for working capital and general corporate purposes, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940, or the “40 Act.” Qualifying Interests are assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate” but exclude securities in other issuers engaged in the real estate business.

We have not yet commenced active operations. We anticipate we will commence lending and investing operations upon raising sufficient funds from sales of our USA Real Estate Bonds pursuant to our Offering.

Results of Operations

As of June 30, 2023, the Company had commenced its Offering but had not commenced making loans and investments. For the six months ended June 30, 2023, our total revenues from operations were $103. Operating costs for the same period including mostly organization fees shown as “General and administrative expense” were $62,853. Net loss for the period was $62,750. For the six months ended June 30, 2022, our total revenues from operations were $0. Operating costs for the same period including mostly organization fees shown as “General and administrative expense” were $104,933. Net loss for the period was $104,933.

The Company was formed on August 3, 2021.

Liquidity and Capital Resources

At June 30, 2023 we had cash on hand of $47,259. At December 31, 2022 we had cash on hand of $1,137. We do not have any external sources of capital and are dependent upon advances from our shareholders and/or affiliates of our shareholders to provide funds for our operations until we begin receiving sufficient proceeds from the sale of USA Real Estate Bonds in the Offering. Our shareholders and/or affiliates of our shareholders, however, are under no obligation to advance us any funds. The Company has entered into an oral agreement with a lender (the “Lender”), an affiliate of Richard Meruelo who is currently a 33% shareholder of the Company, to reimburse the Lender for advances made to the Company by the Lender for initial organizational and offering expenses. Such reimbursement is to be made by the Company as cash becomes available to the Company and such reimbursement is planned to be made using a portion of the proceeds of the Offering. As of June 30, 2023, advances to the Company by the Lender totaled $430,994. As of December 31, 2022, advances to the Company by the Lender totaled $377,122. These advances have no maturity date or interest rate.

Potential future sources of capital include secured or unsecured financings from banks or other lenders and establishing additional lines of credit. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

This Semi-Annual Report has been prepared assuming that the Company will continue as a going concern. The Company has not yet generated any revenue and has no operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going.

Item 2. Other Information.

None.

Item 3. Financial Statements.

F-1

USA Opportunity Income One, Inc.

Balance Sheet

	June 30, 2023	December 31, 2022
ASSETS
Current Assets
Unrestricted cash	$47,259	$1,137
Restricted cash	-	-
Accounts receivable	-	-
Prepaid expenses	-	5,000

Total Current Assets	47,259	6,137

Due to/from related parties	-	-
Capitalized bond issuance costs	-	-
FF&E	-	-

First trust deed mortgages	-	-
Other trust deed mortgages	-	-
Unsecured loans receivable	-	-
Preferred equity interests	-	-

TOTAL ASSETS	$47,259	$6,137

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities
Accounts payable	$0	$0
Advances from related party	430,994	377,122

Total Current Liabilities	430,994	377,122

Bonds issued and oustanding at par	51,000	1,000

Commitments and contingencies	-	-

Common stock at par	30	30
Additional paid in capital	-	-
Retained earnings	(434,765)	(372,015)

Total Equity	(434,735)	(371,985)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)	$47,259	$6,137

F-2

USA Opportunity Income One, Inc.

Statement of Operations

	For the six months ended
	June 30,	June 30,
	2023	2022

Revenues

Interest income	$103	$0
Preferred equity dividends	-	-
Originations points and related fees	-	-
Other fee income	-	-
Total Revenues	-	-

Operating Expenses
Marketing expense	-	-
Underwriting expense	-	-
Servicing expense	-	-
Bad debt expense	-	-
General & administrative expense	(62,853)	(104,933)
Amortization of issuance costs	-	-
Interest expense on bonds	-	-
Total Operating Expenses	(62,853)	(104,933)

Income/(Loss) before income taxes	(62,750)	(104,933)

Provision for income taxes	-	-

Net Income/(Loss)	$(62,750)	$(104,933)

Net Income per share (basic and fully diluted)	$(20.92)	$(34.98)
Shares outstanding (basic and fully diluted)	3,000	3,000

F-3

USA Opportunity Income One, Inc.

Statement of Changes in Stockholders’ Equity/(Deficit)

For the six months ended June 30, 2022 and June 30, 2023

					Total
			Additional		Stockholders’
	Common Stock		Paid In	Retained	Equity/
	Shares	Amount	Capital	Earnings	(Deficit)

Balance at Dec 31, 2022	3,000	$30	$0	(372,015)	(371,985)

Issuance of Common Stock	-	-	-	-	-
Net Income/(Loss)	-	-	-	(62,750)	(62,750)
Balance at June 30, 2023	3,000	$30	$0	$(434,765)	$(434,735)

					Total
			Additional		Stockholders’
	Common Stock		Paid In	Retained	Equity/
	Shares	Amount	Capital	Earnings	(Deficit)

Balance at Dec 31, 2021	$0	$30	$0	(131,150)	(131,120)

Issuance of Common Stock	3,000	-	-	(104,933)	(104,933)
Net Income/(Loss)	-	-	-	-	-
Balance at June 30, 2022	3,000	$30	$0	$(236,083)	$(236,053)

F-4

USA Opportunity Income One, Inc.

Statement of Cash Flows

	For the six months ended
	June 30,	June 30,
	2023	2022

Cash Flows from Operating Activities

Net income/(loss)	$(62,750)	$(104,933)
Increase/(Decrease) in accounts payable	-	-
Increase/(Decrease) in due to/from related parties	53,872	105,003
(Increase)/Decrease in accounts receivable/prepaid expenses	5,000	-

Net Cash Used in Operating Activities	(3,878)	70

Cash Flows from Investing Activities

Originations of loans	-	-
Repayments of loans	-	-
Net Cash Used in Investing Activities	-	-

Cash Flows from Financing Activities

Proceeds of issuance of common stock	-	-
Proceeds from issuance of unsecured bonds	50,000	-
Net Cash Provided by Financing Activities	50,000	-

Net Change in Cash	$46,122	$70

Cash at beginning of period	1,137	100
Cash at end of period	$47,259	$170

F-5

USA Opportunity Income One, Inc.

Notes to the Unaudited Financial Statements

As of June 30, 2023

Note 1 - Formation and Organization

USA Opportunity Income One, Inc. (the “Company”) is a corporation organized under the laws of the State of Puerto Rico on August 3, 2021. As of December 31, 2022 and June 30, 2023, the Company has commenced capital raising operations. These financial statements are for the semi-annual period ended June 30, 2023. The Company’s fiscal year end is December 31.

The Company was organized to identify and originate mortgages and other liens on and interests in real estate in primary and secondary metropolitan markets in the state of Florida.

The Company has filed an offering statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to an offering of up to $75 million in bonds. consisting of (i) “7% USA Real Estate Bonds” and (ii) “12% USA Real Estate Bonds” The terms of these bonds are as follows:

7% USA Real Estate Bonds:

●	are priced at $1,000 each;
●	represent a full and unconditional obligation of our company;
●	bear interest at 7% per annum;
●	mature on December 31, 2031;
●	are subject to repayment (i) at the demand of a bondholder beginning in the first month after the second anniversary of the date of purchase of USA Real Estate Bonds by such bondholder and (ii) in the case of a bondholder’s death, bankruptcy or total permanent disability, each subject to notice, discounts and other provisions contained in the Company’s offering circular;
●	are subject to an interest reserve fund for the repayment of bondholders which shall be funded with an amount equal to one year’s interest payments up to a maximum of 7% of the total amount of USA Real Estate Bonds sold;
●	are subject to redemption by the Company at any time after the second anniversary of the first sale of USA Real Estate Bonds; provided that a partial redemption complies with applicable tender offer rules;
●	rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the USA Real Estate Bonds by their terms;
●	are transferable;
●	are unsecured; and
●	are governed and construed in accordance with the laws of Puerto Rico

12% USA Real Estate Bonds:

●	are priced at $1,000 each;
●	represent a full and unconditional obligation of our company;
●	bear interest at 12% per annum.;
●	mature 3 years from the issue date;
●	are subject to repayment in the case of a bondholder’s death, bankruptcy or total permanent disability, each subject to notice, discounts and other provisions contained in the Company’s offering circular;
●	are subject to redemption by the Company at any time after the second anniversary of the issue date of a bondholder’s bond; provided that a partial redemption complies with applicable tender offer rules;
●	rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the USA Real Estate Bonds by their terms;
●	are transferable;
●	are unsecured; and
●	are governed and construed in accordance with the laws of Puerto Rico

Note 2 - Summary of Significant Accounting Policies and Practices

(a)	Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

(b)	Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Company does not have an operating history and has not generated any revenue through the origination of mortgages and other liens on and interests in real estate. The Company’s business and operations are sensitive to general business and economic conditions, including the impact of the COVID-19 pandemic, along with any related local, state and federal government policy decisions. Factors beyond the Company’s control could cause fluctuations in these conditions, including the ability to raise funds to acquire real estate investments, the availability of real estate investments to acquire, and changes to Regulation A Tier 2 requirements. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

F-6

(d)	Cash and Cash Equivalents

Cash consists of amounts the Company has on deposit with a major commercial financial institution. Cash equivalents include short term investments, stated at cost plus interest, which approximates fair value, with an original maturity of less than 90 days.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit and the Company mitigates credit risk by placing cash with major financial institutions.

(e)	Organization and Offering Costs

Organizational and offering expenses in connection with the offering include all expenses to be paid by the Company in connection with the offering. Organization costs will be expensed as incurred and syndication costs will be reflected as a reduction of stockholder’s equity.

Initial organization and offering expenses will be paid by founders and/or affiliates of the founders of the Company. The Company will reimburse the founders and/or affiliates of the Company an amount up to $1,125,000 from the gross bond offering proceeds for these initial expenses.

As of December 31, 2022, founders and/or affiliates of the founders of the Company have paid $377,122 of organizational and offering costs on behalf of the Company. As of June 30, 2023, founders and/or affiliates of the founders of the Company have paid $430,994 of organizational and offering costs on behalf of the Company.

The Company has entered into an oral agreement with an affiliate of a founder to reimburse from Company cash when available any initial organizational and offering expenses paid by this affiliate of a founder.

(f)	Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements. In certain instances, the Company may be subject to certain state and local taxes depending on the location and jurisdiction of any real estate investments made by the Company.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurements are reflected in the period in which the change in judgment occurs. As of December 31, 2022 and June 30, 2023, the Company had no material unrecognized tax benefits.

(g)	Liquidity and Going Concern:

The Company has issued a limited amount of Bonds as of December 31, 2022 and June 30, 2023, has only commenced capital raising operations, and does not have sufficient cash or a source of revenue sufficient to cover future organizational, offering and operation costs. As of December 31, 2022 and June 30, 2023, the Company has not made any significant investments into cash flowing assets and have not generated any significant revenues. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company will be dependent upon the raising of additional capital through issuance of Bonds in order to implement its business plan. There can be no assurance that the Company will be successful in this situation in order to continue as a going concern. The Company is funding its initial expenses from payments of expenses by founders of the Company.

F-7

(h)	Earnings per share, basic and diluted

Basic net income per share will be computed by allocating net income to common shares and using the weighted-average number of common shares outstanding during the period.

Diluted net income per share will be computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share. The Company has no outstanding stock options.

(i)	New accounting pronouncements – not yet adopted

The Financial Accounting Standards Board has issued the following Accounting Standard Update ASU No. 2016-01, Financial Instruments, ASU 2016-02, Leases, ASU 2016-13, Financial Instruments - Credit Losses, ASU No. 2016-15, Statement of Cash Flows.

Recent accounting pronouncements that the Company has yet to adopt or that will be required to adopt in the future are summarized below.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825- 10), Recognition and Measurement of Financial Assets and Financial Liabilities. The provisions of the update require equity investments to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment. The update also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. It also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet. ASU No. 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. It also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The update requires separate presentation of financial assets and financial liabilities by category and form on the balance sheet or the accompanying notes to the financial statements. In addition, the update clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Conforming Amendments Related to Leases. This ASU amends the codification regarding leases in order to increase transparency and comparability. The ASU requires companies to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term.

F-8

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. Commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify the proper classification for certain cash receipts and cash payments, including clarification on debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, among others.

(j)	Fair value - hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

Note 3 – Stockholder’s Equity/(Deficit)

As of August 3, 2021, 3,000 shares of a single class of common share with a par value of $0.01 per share have been authorized. As of October 8, 2021, the Company issued 3,000 shares, 1,000 shares each to each of the three founders as founders shares.

Note 4 - Related-Party Transactions

No fees will be paid by the Company to any affiliates of the founders of the Company. The Company is only expected to reimburse the founders of the Company for initial organizational and offering expenses such as legal and other professional services paid by the founders of the Company. These advances have no maturity or interest rates associated with them. Such reimbursement shall be treated as expenses of the Company and shall not be deemed to constitute distributions to any stockholders of the Company.

Note 5 - Commitments and Contingencies

The Company may become subject to various legal proceedings. However, as of December 31, 2022 and June 30, 2023, the Company is not subject to any material pending or threatened legal proceedings. Initial organization and offering costs paid by founders of the Company on behalf of the Company are expected to be subject to future reimbursement from the Company. See Note 2 for further information.

F-9

Note 6 - Subsequent Events

The Company has evaluated events through September 16, 2023, and determined that there are no additional subsequent events other than the above that required disclosure.

Item 4. Exhibits.

Exhibit No.	Exhibit Description
1.1*	Engagement Agreement with Dalmore Group, LLC.
1.2*	Engagement Agreement with First Southern, LLC.
2.1*	Amended Articles of Incorporation.
2.2*	Certificate of Amendment to Articles of Incorporation.
2.3*	Bylaws.
3.1*	Form of 7% USA Year Real Estate Bond.
3.2*	Form of 12% USA Real Estate Bond.
4.1*	Form of USA Real Estate Bond Investor Agreement
6.1*	Engagement Agreement with Direct Transfer, LLC.
10.1*	Power of Attorney.
11.1**	Consent of Anthony L.G., PLLC (included in Exhibit 12.1).
11.2**	Consent of Fruci & Associates II, PLLC
12.1**	Opinion of Anthony L.G., PLLC.

*Filed previously.

** Filed with Form 1-A POS on March 29, 2023.

F-10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: September 28, 2023	USA Opportunity Income One, Inc.

	By:	/s/ Dania Echemendia
Dania Echemendia
President, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: September 28, 2023	/s/ Dania Echemendia
Dania Echemendia
President and director (principal executive officer)

Dated: September 28, 2023	/s/ Andrew Murray
Andrew Murray
Chief Financial Officer and director (principal financial and accounting officer)